December 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ambipar Emergency Response
Amendment No. 1 to Draft Registration Statement on Form F-4
Confidentially Submitted November 2, 2022
CIK No. 0001937441

Ladies and Gentlemen:

On behalf of Ambipar Emergency Response (the “Company”), we are providing the following responses to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated November 21, 2022 (the “Comment Letter”) related to the Company’s Amendment No. 1 to the draft registration statement on Form F-4 confidentially submitted on November 2, 2022 (the “Amended Draft Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the Amended Draft Registration Statement.

In response to the comments set forth in the Comment Letter, concurrently with the filing of this response letter, the Company is filing the Registration Statement on Form F-4 (“Registration Statement”) with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information. To assist your review, we are separately e-mailing the Staff a copy of the Registration Statement marked to show changes to the Amended Draft Registration Statement.

In addition to the amendments made in response to the Staff’s comments, the Registration Statement also contains certain updates to reflect new developments since the submission of the Amended Draft Registration Statement.

The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

2	December 14, 2022

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

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Amendment No. 1 to Draft Registration Statement on Form F-4 Background of the Business Combination, page 182

1.             We note your response to prior comment 8, including your response that the “Due Diligence Summaries” were prepared by HPX’s professional advisors to assist HPX in its due diligence of certain aspects of Emergencia’s business based on each of the advisor’s respective review of due diligence materials provided by Emergencia. We also note your disclosure suggests conclusions reached as a result of such due diligence process, such as your disclosure in connection with the BRZ Advogados due diligence summary and the Greenberg Traurig, LLP due diligence summary that no relevant legal risks or undisclosed legal contingencies of the entities described were revealed in the documentary legal due diligence. Similarly, we note your disclosure in connection with the PwC due diligence summary that no relevant undisclosed financial liabilities, including tax or labor liabilities were discovered in the financial due diligence. Please revise to specify whether such conclusions were those of HPX or of the professional advisor. If the latter, please provide additional analysis as to why none of these summaries is “a report, opinion, or appraisal materially relating to the transaction” pursuant to Item 4(b) of Form F-4. In this regard, we note that Item 4(b) of Form F-4 requires that the information required by Item 1015(b) of Regulation M-A be provided with respect to a report, opinion, or appraisal that is (i) materially related to the transaction and (ii) referred to in the prospectus, and is not limited to the fairness or amount of consideration to be paid in connection with the Business Combination.

If the conclusions reached by the due diligence process described in the filing were those of the professional advisor, also provide additional analysis as to why a consent is not required from each such professional advisor. Refer to Rule 436 and Securities Act Section 7.

The Company acknowledges the Staff’s comment and respectfully clarifies that HPX’s advisors were not asked to take and did not provide any conclusions resulting from their assistance in connection with the legal and financial due diligence of Emergencia, and the conclusions reached as a result of the due diligence process described in the disclosure, including the conclusions based on the “Due Diligence Summaries” prepared by HPX’s advisors (BRZ Advogados, Greenberg Traurig, LLP and PwC), were those of HPX and not of the respective professional advisors. The Company has revised the disclosure on pages 199, 200, 205 and 206 of the Registration Statement to clarify this point.

Certain Unaudited Projected Financial Information, page 204

2.            We note your response to prior comment 9, and note the disclosure in the 8-K filed by HPX on November 4, 2022 that in connection with the vote to approve the Extension Amendment, the holders of 3,650,973 Class A ordinary shares properly exercised their right to redeem their shares for cash, leaving approximately $21.9 million in the trust account. Please disclose whether or not the projections still reflect management’s views on future performance and describe what consideration the board gave to obtaining updated projections.

3	December 14, 2022

The Company acknowledges the Staff’s comment and, on behalf of HPX and Emergencia, respectfully clarifies that the redemption of 3,650,973 HPX Class A Ordinary Shares at the HPX extraordinary general meeting held on November 3, 2022 does not have a material effect on such Projections that would require HPX’s board obtaining updated projections. While the Projections assumed, among other factors, incremental funding for growth of $353 million to be made available to Emergencia as a result of the Business Combination, HPX’s board of directors reviewed such Projections prepared by management of Emergencia and made its determination to approve and recommend the Business Combination on the basis of a minimum funding at Closing of the Business Combination of $168 million (without considering any payment of Business Combination related transaction expenses) in satisfaction of the Minimum Available Cash Condition. Management concluded that the performance described in the Projections can be achieved in all material respects with minimum cash of $168 million and, therefore, the Projections would not need to be updated. We expect that the Minimum Available Cash Condition will be satisfied even in a maximum redemption scenario (i.e., assuming that all 1,576,544 outstanding HPX Class A Ordinary Shares not subject to the Non-Redemption Agreements are redeemed in connection with the Business Combination), as a result of the proceeds of $162 million to be contributed by Ambipar and the PIPE Investors upon consummation of the Ambipar PIPE Financing and the PIPE Financing, in accordance with the terms and conditions of the Ambipar Subscription Agreement and the Subscription Agreements, respectively, and funding available from Non-Redeeming Shareholders of $6 million. The disclosure on pages 219 and 220 of the Registration Statement has been revised to clarify the foregoing.

In addition, the Company has revised the disclosure throughout the Registration Statement to reflect the additional redemptions and adjust the minimum and intermediate redemption scenarios and their impact on New PubCo’s share ownership, voting power and expected beneficial ownership percentages immediately following the Business Combination, the unaudited pro forma condensed combined financial information and per share data, as well as the Business Combination net proceeds and the HPX underwriting fees as a percentage of IPO proceeds net of redemptions.

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 262

3.             We note you made transaction accounting adjustments, (assuming minimum redemptions) totaling R$364,208 to additional paid-in capital on page 264 with multiple explanations. Please revise your footnote to clearly show, in a tabular format, what individual amounts were included in the calculation of R$364,208 by including explanation for each individual amount.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 286 of the Registration Statement.

4.             Please show us how issued and outstanding Class A ordinary shares, par value (R$467) and Class B ordinary shares, par value(R$262,062) reflected here in the pro forma condensed combined statement of financial position under both the scenarios on page 264 reconciles to weighted average shares outstanding(60,396,507 and 55,168,990) under both the scenarios disclosed on page 272. Revise your disclosures as appropriate.

4	December 14, 2022

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 286 and 287 of the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Po Forma Condensed Combined Statements of Income Transaction Accounting Adjustments, page 271

5.             Please revise your footnotes for adjustments (aa), (bb), (cc) and (dd) to quantify and show how each of these adjustments were calculated.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 287 of the Registration Statement.

5. Preliminary Allocation of Purchase Price, page 281

6.             Cash consideration transferred of R$855,690 relating to acquisition of Witt O’Brien reflected in Adjustment 5.A is not consistent with the adjustment of R$877,831 reflected in pro forma condensed combined statement of financial position on page 262. Please revise or advise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 300 of the Registration Statement.

U.S. Federal Income Tax Considerations, page 283

7.            We note your disclosure in response to prior comment 16 that Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the First Merger "should" qualify as an F Reorganization. If the opinion is subject to uncertainty, please obtain a revised opinion that explains why counsel cannot give a “will” opinion” and describes the degree of uncertainty in the opinion. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors, if applicable. For guidance, refer to Section III.C.4 of Staff Legal Bulletin 19. We note also that the tax opinion filed as Exhibit 8.1 states that counsel expresses no opinion on the potential United States federal income tax consequences of the First Merger pursuant to Section 367 of the Code. Please ensure that you have disclosed the material tax consequences of the Business Combination, and ensure that the tax opinion addresses and expresses a conclusion for each material tax consequence. In that regard, please tell us the basis for excluding from the opinion the potential United States federal income tax consequences of the First Merger pursuant to Section 367 of the Code. To the extent material, please also disclose any tax consequences pursuant to Section 367 of the Code.

The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages 43, 53, 182 and 302 of the Registration Statement to explain why counsel cannot give a “will” opinion and provided the requested risk factor. In addition, counsel has amended the tax opinion included as Exhibit 8.1 to omit the exclusion for tax consequences under Section 367 of the Code. Given the specific facts of the First Merger, no exclusion is required.

5	December 14, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations of Emergencia Historical Results of Operations, page 348

8.            We note your disclosure of inflationary costs pressure on your cost of services rendered, and the decrease in gross margin during your fiscal year ended December 31, 2020 and the six-months ended June 30, 2022 primarily due to the increase in cost of services rendered as a percentage of net revenue as a result of increased costs related to third-party providers, fuel and maintenance, caused by inflationary cost pressure, supply chains disruptions, and increases in oil prices in the period, as well as decreased economies of scale. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures and supply chain disruptions.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 367 of the Registration Statement.

Index of Financial Statements, page F-1

9.            We note you present combined financial statements of Response Group for the years ended December 31, 2021 and 2020. However, you present interim financial statements of Response Group for the six months ended and as of June 30. 2022 on a consolidated basis. Please revise or clarify in your footnote the changes in organizational structure and reasons for change from combining to consolidating the financial statements for Response Group. In addition, revise to disclose the basis for consolidation and your accounting policy to the extent applicable to the consolidation.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-82 and F-159 of the Registration Statement.

7. Business Combination, page F-86

10.           We note your added disclosure in response to prior comment 24. Please also provide disclosure for each non-controlling interest in an acquiree measured at fair value, the valuation techniques and significant inputs used to measure that value. Refer to the paragraph B-64(o) of IFRS 3.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-121 and F-195 of the Registration Statement.

11.           We note your revised disclosure on page F-92 in response to prior comment 26. However, we also noted from page F-93 that you continue to label $70,517 as “total amount of identifiable net liabilities” rather than "net amount of the identifiable assets acquired and the liabilities assumed" for the purpose of determining the amount of goodwill. Please revise or clarify. Refer to the paragraph 32 of IFRS 3 for measuring the amount of goodwill.

6	December 14, 2022

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-118 and F-191 of the Registration Statement.

12.          We note your added explanation on page F-93 in response to prior comment 27. Please clarify why the additions to goodwill reported in Note 9 was calculated differently and explain the acquisition data exchange tax and closing rate in Note 9. In addition, provide us the accounting literature to support the way you calculated the amount of additions to goodwill reported in Note 7, on page F-93 and Note 9 and show us how it is appropriate.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-119 and F-192 of the Registration Statement. In addition, the Company clarifies that the calculation of the amount of additions to goodwill reported in Note 7 is supported by paragraph 47 of the International Accounting Standard - IAS 21 The Effects of Changes in Foreign Exchange Rates, as adopted by the International Accounting Standards Board:

IAS 21.47: Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation shall be treated as assets and liabilities of the foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate in accordance with paragraphs 39 and 42.

13.          We note you made 15 acquisitions in 2021. However, your disclosure on page F-94 indicates only one acquired company contributed to the net revenue and profit. Please explain and revise your disclosures as applicable.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-120 of the Registration Statement.

General

14.          We note your disclosure that New PubCo has applied to list its New PubCo Class A Ordinary Shares and New PubCo Warrants on the NYSE. Please revise to clarify whether you are referring to NYSE American. In that regard, we note that you have disclosed on page 7 that “NYSE” means the New York Stock Exchange, including NYSE American.

The Company acknowledges the Staff’s comment and respectfully clarifies that the decision on whether to apply to list its New PubCo Class A Ordinary Shares and New PubCo Warrants on the NYSE or the NYSE American is dependent on whether the Company will meet the NYSE listing standards at closing. The Company has revised the disclosure on page 7 of the Registration Statement accordingly to clarify that “NYSE” means either the New York Stock Exchange or the NYSE American, as applicable.

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7	December 14, 2022

Please do not hesitate to contact me at +1-212-455-2295, +55 (11) 3546-1011 or gcalheiros@stblaw.com, or Mark Brod at +1-212-455-2163 or mbrod@stblaw.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Grenfel S. Calheiros	/s/ Mark A. Brod
Grenfel S. Calheiros	Mark A. Brod

cc:	Thiago da Costa Silva, Director, Ambipar Emergency Reponse
J. Mathias von Bernuth, Skadden, Arps, Slate, Meagher & Flom LLP
Jairo da Rocha Soares, BDO RCS Auditores Independentes S.S.